March 8, 2016
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3628
Washington, DC 20549
 Attention: Ms. Michelle M. Stasny and Ms. Kayla Roberts
Re:	BMW FS Securities LLC
Registration Statement on Form SF-3
Filed December 18, 2015
File No. 333-208642

Dear Ms. Stasny and Ms. Roberts:
On December 18, 2015 (the “Filing Date”), our client, BMW FS Securities LLC (the “Company”), filed with the U.S. Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3 (the “Initial Registration Statement”), including a form of prospectus for use in offering a series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, collectively with the Initial Registration Statement and Initial Prospectus, the “Initial Documents”).  On January 13, 2016, we received a letter containing your comments (the “Initial Comments”) to the Initial Documents.  In response to the Initial Comments, the Initial Registration Statement was amended by filing on February 18, 2016 a Pre-Effective Amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”), including an amended form of prospectus (the “First Amended Prospectus”) and certain amended exhibits (the “First Amended Exhibits” and, collectively with the First Amended Registration Statement and the First Amended Prospectus, the “First Amendment Documents”). On March 1, 2016, we received a letter containing your comments (the “Comments”) on the First Amendment Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 2 to the Registration Statement, including an amended form of prospectus (the “Amended Prospectus”) and certain amended exhibits.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Amended Prospectus.

Form of Prospectus

Description of the Transfer and Servicing Agreements – Sale and Assignment of Receivables, page 106

1.            Comment:

We note your statement on page 107 that the repurchase obligation of BMW FS or BMW Bank “will constitute the sole remedy available to the Noteholders or the Issuing Entity for any uncured breach.” We also note a similar provision in Section 3.03 of the Sale and Servicing Agreement filed as Exhibit 10.2, which states that the “sole remedy of the Issuer, the Indenture Trustee, the Noteholders and the Certificates…shall be to require such Seller to repurchase” a receivable. This appears to be inconsistent with your disclosure elsewhere throughout your prospectus and the provision in Section 11.02 of the Sale and Servicing Agreement granting Note Owners the ability to refer a dispute over an unresolved repurchase request to dispute resolution. Please revise here and throughout your prospectus and transaction documents as necessary to be consistent with the remainder of your disclosure.

Response:

We have revised pages 43 and 107 of the prospectus and Section 3.03 of the Sale and Servicing Agreement to clarify that, in addition to their ability to require a Seller to repurchase a receivable as a result of a breach of a representation or warranty made by such Seller in respect of such receivable, Noteholders and Verified Note Owners also will have the ability to refer disputes in respect of unresolved repurchase requests to dispute resolution.

Part II Exhibits

Exhibit 4.1 Form of Indenture

2.            Comment:

We note your revisions to Section 6.02(f) of your Form of Indenture in response to prior comment 23 to provide that the conditions to the performance of certain actions by the Indenture Trustee do not apply to the ability of Noteholders and Verified Note Owners to use the asset representations review and investor communication provisions. We also note your disclosure on page 84 of your prospectus that the Indenture Trustee will be responsible for forwarding written requests by Noteholders and Verified Note Owners for the repurchase of assets due to an alleged breach of a representation or warranty to the applicable seller(s). Accordingly, we reissue prior comment 23 in part. Please further revise the provision in this section, and throughout your prospectus and transaction documents as necessary, to also state that the indemnification conditions for the performance of actions by the Indenture Trustee also do not apply to the ability of the Noteholders and Verified Note Owners to use the dispute resolution provision.

Response:

We have revised Sections 5.01 and 6.02(f) of the Indenture to state that the indemnification conditions for the performance of actions by the Indenture Trustee also do not apply to the ability of the Noteholders and Verified Note Owners to use the dispute resolution provisions set forth in the transaction documents.  We have also revised page 119 of the prospectus, under the heading “Description of the Transfer and Servicing Agreements—The Indenture,” to make a similar clarification.

3.            Comment:

We note your statement in Section 13.01 that, if the indenture trustee receives a notice from the servicer “pursuant to Section 11.02 of the Sale and Servicing Agreement regarding the occurrence of a Delinquency Trigger,” the indenture trustee has certain duties. Section 11.02 of the Sale and Servicing Agreement, however, addresses the dispute resolution provision rather than the process by which notice of the occurrence of a delinquency trigger will be provided, which appears to be addressed Section 11.01. Please revise this cross-reference and all other cross-references as necessary to both aid in investor understanding of the provisions and ensure accuracy.

Response:

We have revised Section 13.01 of the Indenture to correct the cross reference to Section 11.01 of the Sale and Servicing Agreement rather than Section 11.02 of the Sale and Servicing Agreement.

Exhibit 10.6 Form of Asset Representations Review Agreement

4.            Comment:

We note in Section 3.05 that any Review Asset included in a prior asset representations review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to a Review Receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release. Please also revise your prospectus where appropriate to disclose this term of the asset representations review.

Response:

We have revised Section 3.05 of the Asset Representations Review Agreement to clarify that to the extent an asset representations review was conducted previously with respect to a Review Asset, such Review Asset would not be included in any further asset representations reviews, unless either such Review Asset is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty.  In addition, we have also revised page 82 of the prospectus to add a similar statement under the heading “Description of the Notes—Asset Representations Review.”

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Should you have any further questions or comments please contact me at 212-309-6200.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:	Mr. Edward A. Robinson Mark W. Redman, Esq.